SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 -------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                        HAYES LEMMERZ INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                   421124-10-8
                                 (CUSIP Number)

                              Dr. Wienand Meilicke
                               Meilicke & Partner
                             Poppelsdorfer Allee 106
                                   53115 Bonn
                           Federal Republic of Germany
                               011-49-228-7254311
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)


                                 April 18, 2000
             (Date of Event which Requires Filing of this Statement)

 -------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.  421124-10-8

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Horst Kukwa-Lemmerz
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

         (a)     [  X  ]

         (b)     [     ]
         -----------------------------------------------------------------------

(3)      SEC Use Only
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions) PF, BK (See response to Item 3)
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization Federal Republic of Germany
         -----------------------------------------------------------------------

         Number of         (7)  Sole Voting Power           1,657,420
         Shares                 ------------------------------------------------
         Beneficially      (8)  Shared Voting Power         None
         Owned by               ------------------------------------------------
         Each              (9)  Sole Dispositive Power      1,657,420
         Reporting              ------------------------------------------------
         Person            (10) Shared Dispositive Power    None
         With
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 1,657,420
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           6.0%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)        IN
         -----------------------------------------------------------------------

CUSIP No.  421124-10-8

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Renate Kukwa-Lemmerz
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

         (a)     [  X  ]

         (b)     [     ]
         -----------------------------------------------------------------------

(3)      SEC Use Only
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions) PF, BK (See response to Item 3)
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization        Federal Republic of Germany
         -----------------------------------------------------------------------

         Number of         (7)  Sole Voting Power           137,580
         Shares                 ------------------------------------------------
         Beneficially      (8)  Shared Voting Power         None
         Owned by               ------------------------------------------------
         Each              (9)  Sole Dispositive Power      137,580
         Reporting              ------------------------------------------------
         Person            (10) Shared Dispositive Power    None
         With
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 137,580
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           0.1%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)        IN
         -----------------------------------------------------------------------

CUSIP No.  421124-10-8

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Inge Kruger-Pressl
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

         (a)     [  X  ]

         (b)     [     ]
         -----------------------------------------------------------------------

(3)      SEC Use Only
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions) PF, BK (See response to Item 3)
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization Federal Republic of Germany
         -----------------------------------------------------------------------

         Number of         (7)  Sole Voting Power           25,000
         Shares                 ------------------------------------------------
         Beneficially      (8)  Shared Voting Power         None
         Owned by               ------------------------------------------------
         Each              (9)  Sole Dispositive Power      25,000
         Reporting              ------------------------------------------------
         Person            (10) Shared Dispositive Power    None
         With
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  25,000
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           0.1%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)        IN
         -----------------------------------------------------------------------

CUSIP No.  421124-10-8

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Marianne Lemmerz
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

         (a)     [  X  ]

         (b)     [     ]
         -----------------------------------------------------------------------

(3)      SEC Use Only
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions) PF, BK (See response to Item 3)
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization Federal Republic of Germany
         -----------------------------------------------------------------------

         Number of         (7)  Sole Voting Power           3,000,002
         Shares                 ------------------------------------------------
         Beneficially      (8)  Shared Voting Power         None
         Owned by               ------------------------------------------------
         Each              (9)  Sole Dispositive Power      3,000,002
         Reporting              ------------------------------------------------
         Person            (10) Shared Dispositive Power    None
         With
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,002
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           10.5%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)        IN
         -----------------------------------------------------------------------

CUSIP No.  421124-10-8

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  H.K.L., L.L.C.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

         (a)     [  X  ]

         (b)     [     ]
         -----------------------------------------------------------------------

(3)      SEC Use Only
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions) PF, BK (See response to Item 3)
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization Florida
         -----------------------------------------------------------------------

         Number of         (7)  Sole Voting Power           30,000
         Shares                 ------------------------------------------------
         Beneficially      (8)  Shared Voting Power         None
         Owned by               ------------------------------------------------
         Each              (9)  Sole Dispositive Power      30,000
         Reporting              ------------------------------------------------
         Person            (10) Shared Dispositive Power    None
         With
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           0.1%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)        OO
         -----------------------------------------------------------------------

CUSIP No.  421124-10-8

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Trust of Grandchildren of Marianne Lemmerz
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

         (a)     [  X  ]

         (b)     [     ]
         -----------------------------------------------------------------------

(3)      SEC Use Only
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions) PF, BK (See response to Item 3)
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization Federal Republic of Germany
         -----------------------------------------------------------------------

         Number of         (7)  Sole Voting Power           199,998
         Shares                 ------------------------------------------------
         Beneficially      (8)  Shared Voting Power         None
         Owned by               ------------------------------------------------
         Each              (9)  Sole Dispositive Power      199,998
         Reporting              ------------------------------------------------
         Person            (10) Shared Dispositive Power    None
         With
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 199,998
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           0.7%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)        OO
         -----------------------------------------------------------------------

                  This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D filed on August 4, 1997, as previously amended (the "Schedule 13D"), by Horst Kukwa-Lemmerz, Renate Kukwa-Lemmerz, Inge Kruger-Pressl, Marianne Lemmerz, H.K.L., L.L.C. and the Trust for the Grandchildren of Marianne Lemmerz (the "Reporting Persons) with respect to the common stock, par value $.01 per share ("Common Stock"), of Hayes Lemmerz International, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein.

Item 4.           Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby amended to add the folowing:

                  On April 18, 2000, Joseph Littlejohn & Levy Fund II, L.P. on behalf of the stockholders (collectively the "Majority Stockholders") owning in excess of 75% of the Issuer's outstanding common stock, sent a letter (the "Withdrawal Letter") to the Board of Directors of the Company withdrawing the offer which they had made on January 9, 2000 (the "Majority Stockholder Offer") to acquire all of the shares of the Issuer's common stock not owned by the Majority Stockholders for $21 per share in cash. The Withdrawal Letter stated that the Majority Stockholders had engaged in discussions with representatives of the Special Committee of the Board of Directors which had been appointed to consider the Majority Stockholder Offer and, based upon such discussions, the Majority Stockholders believed that it was unlikely that they would be able to reach agreement with the Special Committee as to the price per share to be paid to the Issuer's minority stockholders. The Withdrawal Letter is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety.

Item 7.           Materials to be Filed as Exhibits.


Exhibit No.       Description
-----------       -----------

    1 Withdrawal letter, dated April 18, 2000, to the Board of Directors of Hayes Lemmerz International, Inc.

    2 The Joint Filing Agreement, dated January 14, 2000, among the Reporting Persons*

    3             Power of Attorney*

* Previously filed.

                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

April 28, 2000



/s/ Horst Kukwa-Lemmerz
----------------------------
Horst Kukwa-Lemmerz


/s/ Horst Kukwa-Lemmerz
----------------------------
Inge Kruger-Pressl
By: Horst Kukwa-Lemmerz,
    Attorney-in-Fact


/s/ Horst Kukwa-Lemmerz
----------------------------
Renate Kukwa-Lemmerz
By: Horst Kukwa-Lemmerz,
    Attorney-in-Fact


/s/ Horst Kukwa-Lemmerz
----------------------------
Marianne Lemmerz
By: Horst Kukwa-Lemmerz,
    Attorney-in-Fact




H.K.L., L.L.C.


/s/ Horst Kukwa-Lemmerz
----------------------------
By: Horst Kukwa-Lemmerz,




TRUST OF GRANDCHILDREN OF MARIANNE LEMMERZ


/s/ Horst Kukwa-Lemmerz
----------------------------
By: Horst Kukwa-Lemmerz,
    Trustee

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------


    1 Withdrawal letter, dated April 18, 2000, to the Board of Directors of Hayes Lemmerz International, Inc.

    2 The Joint Filing Agreement, dated January 14, 2000, among the Reporting Persons*

    3             Power of Attorney*


* Previously filed.

                                                                       EXHIBIT 1



                         JOSEPH LITTLEJOHN & LEVY, INC.
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017


                                                         April 18, 2000

Board of Directors
Hayes Lemmerz International, Inc.
15300 Centennial Drive
Northville, MI 48167

Gentlemen:

                  Reference is made to our letter dated January 9, 2000 pursuant to which Joseph Littlejohn & Levy Fund II, L.P., on behalf of the holders of in excess of 75% of the outstanding common stock of Hayes Lemmerz International, Inc. (the "Company"), offered to acquire all of the shares of the Company's common stock not owned by such stockholders for $21 per share in cash (the "Proposal").

                  As you know, we have engaged in discussions with representatives of the Special Committee of the Company's Board of Directors with respect to the Proposal. Based upon such discussions, we believe that it is unlikely that we will be able to reach an agreement as to the price per share to be paid to the Company's minority stockholders. Accordingly, we hereby withdraw the Proposal.

                               Very truly yours,

                               JOSEPH LITTLEJOHN & LEVY FUND II, L.P.
                               By: Joseph Littlejohn & Levy Associates II, L.P.,
                                    Its General Partner


                               By: /s/ Paul S. Levy
                                   ---------------------------------------------
                                     Paul S. Levy
                                     General Partner